August 8, 2005	David R. Wilson David.Wilson@hellerehrman.com Direct +1.206.389.4264 Direct Fax +1.206.515.8918 Main +1.206.447.0900 Fax +1.206.447.0849

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561
Re:	Costco Wholesale Corporation

Registration Statement on Form S-3

Filed June 8, 2005

File No. 333-125637

Dear Mr. Owings:

We are in receipt of the staff's comment letter dated June 30, 2005 with respect to the above-referenced registration statement. Registrant has filed Amendment No. 3 to its Registration Statement, which contains revised disclosure in response to the staff's comments. Registrant has responded to the staff's comments as set forth below.

The Rescission Offer, page 23

Background and Reasons for the Rescission Offer, page 23

1.

Please refer to comment 6 in our letter dated June 30, 2005. At the beginning of the third paragraph on page 23, please make it clear that you may have violated Section 5. The present language only implies that you are required to register under Section 5 the securities you have issued. Please revise.

Response: We have included a statement that the Company may have violated Section 5 on page 23 of the prospectus

The Terms of the Rescission Offer, page 24

Heller Ehrman LLP	701 Fifth Avenue, Suite 6100	Seattle, WA 98104-7098	www.hellerehrman.com

Anchorage Beijing Hong Kong Los Angeles Madison, WI New York San Diego San Francisco Seattle

Silicon Valley	Singapore	Washington, D.C.

2.

Please refer to comment 10 in our letter dated June 30, 2005. We understand that it is your position that you are not obligated to use the interest rate set by states for purposes of rescission offers. Although you have changed the interest rate to match the statutory rate in California, it appears that you may have to make the rescission offer in other states as well. Investors are entitled to compare the rate you are offering with those mandated by other states where the offer is made. We reissue the comment.

Response: We have added a table showing the applicable interest rate for each state on page 25 of the prospectus.

3.	Per an oral comment from Mr. Pradip Bhaumik subsequent to your letter, a validity opinion with respect to the shares being registered is included as an exhibit.

We intend to seek acceleration of the effectiveness of the registration statement as soon as the staff has advised us that it has no further comments. Please address any additional questions or comments to the undersigned by telephone at (206) 389-4264 or by fax at (206) 447-0849.

Sincerely,

David R. Wilson

cc: Mr. John Sullivan